Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods Inc. on February 3, 2010.

Forward-looking statements

These communications contain forward-looking statements regarding Kraft Food’s combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications, except as required by applicable law or regulation.

Additional US-related information

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are US or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

3 February 2010

OFFER

by

KRAFT FOODS INC.

for

CADBURY PLC

Offer update and result of elections under the Mix and Match Facility

Introduction

On 2 February 2010, Kraft Foods Inc. (“Kraft Foods”) declared its recommended Final Offer to acquire the whole of the issued and to be issued share capital of Cadbury plc (“Cadbury”) wholly unconditional.

The Final Offer remains open until further notice and at least 14 days’ notice will be given if Kraft Foods decides to close the Final Offer.

Level of acceptances

As announced by Kraft Foods on 2 February 2010, as at 1.00 p.m. (London time) on 2 February 2010, Kraft Foods had received valid acceptances of the Offer in respect of a total of 987,684,041 Cadbury Shares (including those represented by Cadbury ADSs), representing approximately 71.73 per cent. of the existing issued share capital of Cadbury.

None of these acceptances had been received from persons acting in concert with Kraft Foods.

Result of elections under the Mix and Match Facility

As at 1.00 p.m. (London time) on 2 February 2010: (i) valid elections for additional New Kraft Foods Shares under the Mix and Match Facility had been received in respect of 732,866,649 Cadbury Shares (including those represented by Cadbury ADSs) and (ii) valid elections for additional cash under the Mix and Match Facility had been received in respect of 59,694,493 Cadbury Shares (including those represented by Cadbury ADSs).

Accordingly, valid elections for additional New Kraft Foods Shares received before 1.00 p.m. (London time) on 2 February 2010 will be scaled down on a pro rata basis and valid elections for additional cash received before 1.00 p.m. (London time) on 2 February 2010 will be satisfied in full, with the result that:

•

Cadbury Securityholders who have made an election to receive additional New Kraft Foods Shares under the Mix and Match Facility will receive 0.202664 New Kraft Foods Shares and GBP 4.756685 in cash per Cadbury Share and 0.810656 New Kraft Foods Shares and GBP 19.02674 in cash per Cadbury ADS, in each case in respect of which a valid election has been made; and

•

Cadbury Securityholders who have made an election to receive additional cash under the Mix and Match Facility will receive GBP 7.987155 in cash per Cadbury Share and GBP 31.94862 in cash per Cadbury ADS, in each case in respect of which a valid election has been made.

The Mix and Match Facility will remain open until the end of the Subsequent Offer Period.

Interests in Cadbury Shares

On 1 February 2010 (being the latest practicable date prior to the publication of this announcement), Kraft Foods or any person acting in concert with Kraft Foods had the following interests in or rights to subscribe for relevant securities of Cadbury:

Name	Nature of interest	Number of Cadbury Shares	Number of Cadbury ADSs	Percentage of Cadbury’s existing issued share capital
Kraft Foods Global, Inc. Master Retirement Fund	Long	314,686	0	0.0229%
Hasim Salim(1)	Long	588	0	0.00004%
Michael Magee(2)	Long	6,188	0	0.00045%
Citigroup Global Markets Inc.	Short	1,100	24,811	0.0073%
Barclays Bank plc	Long	4,703,430	0	0.3416%
Barclays Wealth Trustees (Jersey) Ltd	Long	1,440	0	0.0001%

(1)	Hasim Salim is a director of PT Kraft Foods Company Indonesia.

(2)

Michael Magee’s interests comprise 6,188 unvested Cadbury Shares. Mr Magee is a director of Kraft Foods (Australia) Limited, Kraft Foods Limited, Lanes Food (Australia) Pty Ltd, Lanes Biscuits Pty Ltd, General Foods Pty Ltd, Kraft Jacobs Suchard (Australia) Pty Ltd and Kraft Foods (New Zealand) Ltd.

Save as disclosed in this announcement, neither Kraft Foods, nor any person acting in concert with Kraft Foods, is interested in or has any rights to subscribe for any Cadbury Shares nor does any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative or any arrangement in relation to the Cadbury Shares. For these purposes, “arrangement” includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of Cadbury Shares and any borrowing or lending of Cadbury Shares which have not been on-lent or sold and any outstanding irrevocable commitment or letter of intent with respect to Cadbury Shares.

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Final Offer Document published by Kraft Foods on 19 January 2010.

Enquiries

Kraft Foods

Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Brunswick Group (public relations)

Richard Jacques		+44 20 7404 5959
Jonathan Glass		+44 20 7404 5959

Further information

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and accompanying documentation (the “Offer Documentation”). Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

Forward-looking statements

This announcement contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended Final Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended Final Offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

Cadbury Global Town Hall February 3, 2010 1

Forward-Looking Statements
2
This slide presentation contains forward-looking statements regarding our offer to combine with Cadbury.
Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on our plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in our filings with the US Securities and
Exchange Commission ("SEC"), including the registration statement on Form S-4, as amended from time to time, filed by us in connection with the offer, our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.  We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this slide presentation, except as required by applicable law or regulation.
Additional US-related information
This slide presentation is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods.  We have filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the
SEC in connection with the recommended offer. Cadbury ordinary shareholders who are US or
Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as our other public filings with the SEC, may be obtained without charge at the SEC's website at www.sec.gov and at our website at www.kraftfoodscompany.com.

3

Ouch! 4

Powerful New Chapter in Our Growth Story 5 BMW: Reclaim rights as the world’s biggest and best confectionery company The best of both A global powerhouse in snacks, confectionery and quick meals

Moving Ahead Together 6

The New Kraft Foods 7

Four Strategies: Framework for Transformation 8 Reframe Sales Costs Rewire

Rewire Best People in the Right Jobs 9

A Higher Purpose for Our Work! 10

Thousands of Employees Helped Define Our Heart and Soul 11

12

Delicious Is... • Taste • A promise to consumers • Fresh ideas to improve: – Our Workplaces – Our Communities – Our World 13

14 Show Video

A Delicious Combination 15

Our Values 16 • We inspire trust • We act like owners • We keep it simple • We are open and inclusive • We tell it like it is • We lead from the head and the heart • We discuss. We decide. We deliver.

Our Values are Highly Compatible

•
We inspire trust
•
We act like owners
•
We keep it simple
•
We are open and inclusive
•
We tell it like it is
•
We lead from the head and the heart
•
We discuss. We decide. We deliver.
•
Performance
•
Quality
•
Integrity
•
Respect
•
Responsibility

Phenomenal Future 18

Phenomenal Future 19 • Impressive global reach

Phenomenal Future 20 • Impressive global reach • Portfolio of iconic brands

Phenomenal Future 21 • Impressive global reach • Portfolio of iconic brands • Tremendous growth potential

Phenomenal Future 22 • Impressive global reach • Portfolio of iconic brands • Tremendous growth potential • Performance driven

Bring it On! 23

Doing Well By Doing Good • Sustainability • Reducing our impact on the environment • Ensuring viability of our agricultural supplies • Making a difference in our communities 24

Common Understanding: It’s All About Growth • Integration = Cost synergies + growth opportunities • Scale = faster growth • Best of both = Listen, learn, decide 25

Early Thoughts on Integration • Back Room: Kraft Foods platform • Front Room: Best practice from either company • People: Best person for the right role 26

Six Practical Principles • Maintain business momentum • Follow the money (80/20) • Capture “best of both” • Treat people fairly and with respect • Move quickly • Communicate 27

Senior Management Recommendations Within 45 days: • Executive team • Region, area & country leaders • Direct reports to functional leaders 28 *Subject to local requirements

Senior Management Recommendations
Within 45 days:
• Executive team
• Region, area & country leaders
• Direct reports to functional leaders
Within 90 days:
• Boards & leadership teams for regions, areas, countries
• Consolidation decisions
*Subject to local requirements

Senior Management Recommendations
Within 45 days:
• Executive team
• Region, area & country leaders
• Direct reports to functional leaders
Within 90 days:
• Boards & leadership teams for regions, areas, countries
• Consolidation decisions
Within 6 months:
• Common manufacturing strategy
*Subject to local requirements

Speak Up! 31 moredeliciousthanever.com

Questions? 32

In The Days Ahead • Keep an open mind • Focus on facts • Work together • Judge success based on actions, results • Keep growing your business 33

34 Welcome